Exhibit 99.69

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Signs AR eCommerce Deal with Zoltan David Award Winning Jewelry Designer

August 1st, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce that it has entered into an agreement with Zoltan David whose jewelry can be seen at the Smithsonian National Museum permanent collection, to Aritize™ his jewelry line. NexTech is going to provide 3D product models as well as a virtual showroom store through its web AR eCommerce platform and its Aritize™ app.

Click: View Blue Pink Sapphire Ring in 3D-AR

“We are so excited about adding new generation 3D model viewing to our e- commerce. It is the next best thing to being here in our gallery. I can post multiple 2d photos that show a ring exactly and with minute detail, but the consumer is still limited to 3 or 4 images. Now they can look at it from any vantage point. They can turn my pieces and see it from every direction and every angle.” said Zoltan David.

NexTech’s state of the art technology turns Zoltan’s jewelry into high fidelity 3D models to be used on Zoltans website, in 3D ads, and for use in a Zoltan AR showroom app. Zoltan’s existing and future customers will be able to view the products in full 3D on the Zoltan website, with 360-degree rotation, and to “place” the products in their space to see the quality of craftsmanship before purchase.

“Being able to use augmented reality for visualizations, and 3D product views of precision high-quality jewelry like Zoltan David’s works of art and have it look real, was no easy task. However, we now have created a totally new and proprietary technology positioning NexTech as leaders in creating high end photo-realistic jewelry in AR,” said Evan Gappelberg, CEO of NexTech. “We are very excited to be bringing our enhanced web-enabled AR technology to such an iconic brand and leader in its field.”

NexTech’s ARitize™ eCommerce solution is a monthly software as a service (SaaS) software licensing and delivery model in which software is licensed on a subscription basis while being centrally hosted in the cloud. NexTech’s SaaS subscription platform enables companies like Zoltan David to transform 2D images into true 3D AR experiences. Utilizing simple embed coding, NexTech’s browser- based technology eliminates the gap online shoppers feel between themselves and the product, allowing them to effectively try or place the product in their home before they buy it.

Gartner reports 100 million consumers will shop in augmented reality online and in- store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

150,000 options have been issued to Artem Tokariev at a strike price of .73 and 95,000 options have been issued to Artemio Moya at .73. The options vest over 3 years. Bill Gildea has resigned as director effective August 1st 2019.

About NexTech AR Solutions Corp.

NexTech has a two-pronged strategy for rapid growth including growth through acquisitions as well as by bringing a next-generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. NexTech’s ARitize™ eCommerce solution is a monthly SaaS subscription platform that enables retailers to transform 2D images into true 3D AR experiences. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward- looking information that are incorporated by reference herein, except as required by applicable securities laws.

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